Date:  June 12, 2009

To: Mr. H. Roger Schwall
Ms. Tracey L. McNeil
Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

SENT VIA EDGAR

Re:	Yanglin Soybean, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 28, 2009
File No. 333-150822
Response letter dated May 28, 2009

Dear Mr. Schwall and Ms. McNeil:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated June 10, 2009 with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”). For Staff’s convenience, we set forth each of the comments in bold black first with each of the responses immediately to follow afterwards.

We understand and agree that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff’s comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risks Related to our Management and Internal Control, page 10

We may not be able to achieve..., page 10

1.
Please correct, if true, your disclosure to clarify that you have deficiencies in internal control over financial reporting. As currently drafted, your disclosure suggests you have deficiencies and a weakness in internal controls and procedures over financial reporting.

Response:

In response to the Staff’s comment, we have deleted the reference to “a weakness” in our internal controls and procedures over financial reporting from the risk factor on page 10 of the Prospectus.

Risks Related to Our Industry, page 13

2.
In your disclosure on page 29, you disclose the impact of the Chinese government’s national reserve soybean purchase program on your results of operations for the fiscal quarter ended March 31,2009. Given the decline in revenues experienced since March 31,2008, please include a risk factor that outlines the risks associated with this government policy and the risk associated with the extension of the national reserve purchase program on your business and financial condition.

Response:

In response to the Staff’s comment, we have added the following risk factor on page 13 of the Prospectus:

China’s  national strategic reserve purchase program and its possible extension may continue to negatively affect our business and financial condition.

For several years, China has been importing genetically-modified soybeans from the U.S. and South America. The imported beans are sold at a price substantially lower than domestically produced soybeans. The import of soybeans and the sales of soybeans at a price substantially lower than domestically produced soybeans has had a negative impact on the sales of domestic soybean producers and have decreased on the prices of domestic soybeans. In response to this phenomenon, the Chinese government launched a national strategic reserve purchase program in late 2008, with a focus on China’s major soybean-producing area, Heilongjiang Province, in order to sustain the prices of domestic non genetically-modified soybeans and protect the interests of the soybean-producing farmers. In this purchase program, the government offered to purchase soybeans from the domestic soybean farmers at a price of approximately 12.1% per ton higher than the average market price in Heilongjiang Province. Thus, the local price of soybeans was raised, and we experienced an increase in costs in purchasing soybeans at increased market prices and the decrease in price for our soybean products. Our losses increased as we increased our soybean production, and we reduced our processing and production volume to reduce losses in response. The Chinese government has extended the deadline of this purchase program to the end of June 2009 and may further extend the deadline of this purchase program beyond June 2009. If this purchase program is continued by the Chinese government, our business and results of operations may continue to be adversely affected.

Management’s Discussion & Analysis, page 24

Results of Operations, page 29

3.
You disclose that “there are several effects of the current soybean market situation that maybe beneficial to [you].” You conclude that you “will face less competition” in the future and make predictions as to the demand for soybeans in the future. Please provide support for such statements.

Response:

In response to the Staff’s comment, we have deleted the  referenced statement on page 29 of the Prospectus.

***

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Shulin Liu
Shulin Liu

President & CEO